Filed by A Paradise Acquisition Corp. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: A Paradise Acquisition Corp. (File No. 001-42769)
On April 13, 2026, A Paradise Acquisition Corp. (“APAD”) and Enhanced Ltd. issued the below press release in connection with the proposed business combination between APAD and Enhanced Ltd:
Enhanced LTD and A Paradise Acquisition Corp. Announce Effectiveness Of Registration Statement On Form S-4 In Connection With Proposed Business Combination
Date
April 13, 2026
Extraordinary General Meeting of A Paradise Shareholders
to Approve Business Combination Scheduled for May 1, 2026
Upon Closing, Combined Company Expected to Be Named “Enhanced Group Inc.” with Class A common stock Expected to Trade on the New York Stock Exchange Under Ticker Symbol “ENHA”
NEW YORK and HONG KONG – April 13, 2026 – Enhanced Ltd (“Enhanced” or the “Company”) and A Paradise Acquisition Corp. (“A Paradise”) (NASDAQ: APAD), a special purpose acquisition company, today announced that the U.S. Securities and Exchange Commission (“SEC”) has declared effective on April 10, 2026, the registration statement on Form S-4 (as amended, the “Registration Statement”) in connection with the previously announced proposed business combination (the “Business Combination”).
This marks an important milestone as Enhanced Group Inc., the surviving public company after the closing of the Business Combination, nears its expected listing on the New York Stock Exchange (“NYSE”) under the ticker symbol “ENHA.”
“The effectiveness of our S-4 filing represents another pivotal moment in Enhanced’s journey towards becoming a public company,” said Maximilian Martin, Co-Founder and Chief Executive Officer of Enhanced. “We are uniquely positioned to demonstrate that performance enhancements can be safely integrated into elite sports under the highest clinical standards and available to consumers looking to optimize their own health and wellness.”
Background Information on the Business Combination
As previously announced on November 26, 2025, Enhanced and A Paradise entered into a definitive business combination agreement to bring Enhanced’s global sports and consumer products businesses to the U.S. public markets. The Business Combination values Enhanced at an enterprise value of $1.2 billion and would provide up to $200 million in gross cash proceeds upon closing, assuming no redemptions by A Paradise shareholders.
The transaction is subject to customary closing conditions, including A Paradise shareholder approval.
Additional information about the proposed Business Combination can be found in the Registration Statement filed by A Paradise and Enhanced as co-registrants, and in other public filings by A Paradise, which are available on the SEC’s website at www.sec.gov.

Extraordinary General Meeting to Approve Business Combination
A Paradise will hold an extraordinary general meeting of shareholders (the “General Meeting”) at 8:00 am Eastern Time on May 1, 2026 for its shareholders of record as of April 2, 2026 to approve the proposed Business Combination and other related matters. A Paradise has mailed the definitive proxy statement to its shareholders as of the Record Date. The Business Combination is expected to close shortly after the General Meeting, subject to satisfaction of customary closing conditions.
A Paradise shareholders are urged to read the proxy materials, including the reasons for the unanimous recommendation by A Paradise’s Board that all shareholders vote “FOR” ALL PROPOSALS included in the definitive proxy statement in advance of the General Meeting. Shareholders may vote by telephone, online, or by signing, dating and returning the proxy card upon receipt by following the instructions on the proxy card.
If you have any questions or need assistance voting, please contact Advantage Proxy, Inc. by telephone at +206 870 8565 or by email at ksmith@advantageproxy.com. A Paradise shareholders whose shares are held of record by a broker, bank, or other nominee should contact their broker, bank, or nominee to ensure that their shares are voted. In this regard, they must provide the broker, bank or nominee with instructions on how to vote their shares or, if they wish to attend the extraordinary general meeting and vote in person or virtually, obtain a valid proxy from their broker, bank or nominee.
Your vote FOR ALL proposals is important, no matter how many or how few shares you own.
Important Information for Investors and Shareholders
This communication relates to a proposed transaction involving A Paradise and Enhanced. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A Paradise and Enhanced have filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of A Paradise, referred to as a proxy statement/prospectus. A proxy statement/prospectus has been sent to all A Paradise shareholders. A Paradise and Enhanced also will file other documents regarding the business combination with the SEC. Before making any voting decision, investors and security holders of A Paradise are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the business combination, as they become available because they will contain important information about the business combination. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the business combination or information included herein.
Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by A Paradise and Enhanced through the website maintained by the SEC at www.sec.gov [sec.gov]. The documents filed by A Paradise with the SEC also may be obtained upon written request to A Paradise Acquisition Corp., The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199.
Participants in Solicitation
Enhanced, A Paradise and their respective directors and executive officers may be deemed participants in the solicitation of proxies from A Paradise’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in A Paradise is contained in A Paradise and  Enhanced’s registration statement on Form S-4 which was filed with the SEC, and is available free of charge at the SEC’s website at https://www.sec.gov/, or by directing a request to A Paradise Acquisition Corp., The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199.
Additional information regarding the interests of such participants is contained in the registration statement. A list of the names of the directors and executive officers of Enhanced and information regarding their interests in the business combination is contained in the registration statement. Additional information regarding the interests of such participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC.
Forward-Looking Statements
This communication only speaks at the date hereof and may contain, and related discussions contain, “forward-looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of A Paradise, Enhanced or their respective officers with respect to the consolidated results of operations and financial condition, future events and plans of A Paradise and Enhanced. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology. Forward-looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could”, or “would” or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond A Paradise’s and Enhanced’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to: the outcome of any legal proceedings that may be brought against Enhanced or A Paradise following the announcement of the transactions described herein; the inability to complete the transactions described herein; the failure to obtain required regulatory or shareholder approvals; the valuation of Enhanced in connection with the business combination, which was  determined through negotiations among affiliated parties and may not represent a market-based valuation; Enhanced’s unproven business model, limited operating history, and minimal revenue to date; the success of the inaugural 2026 Enhanced Games and subsequent events; audience, sponsor and media demand for performance-enhanced competition and related products; the availability of financing and proceeds from the private placement financing described herein; public, medical, regulatory, and ethical scrutiny of performance-enhancement substances and telehealth practices; the evolution of applicable sports, health, and data-privacy regulations; competition from established sports organizations and entertainment providers; insurance coverage limitations and increased operating costs; dependence on key management and medical personnel; exposure to litigation, antitrust or regulatory actions; risks related to market volatility, redemptions and the consummation of the business combination; Enhanced’s ability to develop and, expand its information technology and financial infrastructure; Enhanced’s intellectual property position, including the ability to maintain and protect intellectual property; the need to hire additional personnel and ability to attract and retain such personnel; the ability to recruit and retain athletes, coaches and partners; its ability to obtain additional capital and establish, grow and maintain cash flow or obtain additional and adequate financing; the effects of any future indebtedness on Enhanced’s liquidity and its ability to operate the business; its expectations concerning relationships with third parties and partners; the impact of laws and regulations and its ability to comply with such laws and regulations including laws and regulations relating to consumer protection, advertising, tax, data privacy, and anti-corruption; any changes in certain rules and practices of U.S. and Non-U.S. entities, including U.S.A. Swimming, U.S.A. Track & Field, U.S.A Weightlifting, World Anti-Doping Agency, World Aquatics, World Athletics, the International Weightlifting Federation and other sport governing bodies; its expectations regarding the period during which Enhanced will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and Enhanced’s anticipated use of its existing resources and proceeds from the transactions described herein. There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this communication will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, A Paradise and Enhanced each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.
References throughout this communication to websites and reports are provided for convenience only, and the content on the referenced websites or in the referenced reports is not incorporated by reference into this communication. Enhanced assumes no liability for any third-party content contained on the referenced websites or in the referenced reports.

About Enhanced Ltd.
Enhanced is an elite sports competition and performance products company committed to giving athletes and people alike access to products that optimize their health, performance and recovery. The Enhanced Performance Product line provides consumers access to products, and protocols that optimize health, longevity and vitality. As a premium brand, Enhanced aims to revolutionize and lead the Performance Medicine category.
About The Enhanced Games
The Enhanced Games will champion scientific innovation and integrity in elite sporting competition. Enhanced believes in an objective, evidence-based approach to competition, one that celebrates athletic excellence and unlocks athletes’ full potential. The Enhanced Games is not only creating a sporting event that is thrilling for spectators but also a beacon for scientific transparency and athlete welfare. By putting athletes first, it gives them the opportunity to reach their full potential and be compensated accordingly, all while ensuring their safety through rigorous medical supervision and scientific oversight. The inaugural Enhanced Games will take place on May 24, 2026 and will be held at a purpose-built competition complex at Resorts World Las Vegas. The Games will offer unprecedented financial incentives to athletes.
For Investors Contact:
ICR, Inc.
Enhanced@icrinc.com
Asia Gilbert
Head of Investor Relations, Enhanced
asia.gilbert@enhanced.org
For Media:
Enhanced Group Inc.
media@enhanced.com